FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material fact dated August 22, 2012

MATERIAL FACT

Banco Santander, S.A. and Santander Financial Exchanges Limited (each an Offeror and, jointly, the Offerors) announces today an invitation to all holders of the securities identified in the annexes of this document (the Securities) to tender such Securities for purchase by the relevant Offeror (the Invitation). Said Securities are fixed rate securities (subordinated instruments) and hybrid instruments (preferred securities) listed on the Euronext Amsterdam, the Luxembourg Stock Exchange or the London Stock Exchange which correspond to 21 different series issued by certain entities belonging to the Santander’s group, series to which the Invitation is directed which total principal amounts to €7.200.950.000, in relation to the Securities denominated in Euros, or to £3.372.750.000, in relation to the Securities denominated in Sterling. By way of guidance, the Offerors intend to accept offers up to a total maximum of €2,000,000,000 or in relation to the Securities denominated in Sterling, as calculated by reference to the relevant exchange rate and in accordance with the Tender Offer Memorandum (as defined below).

Santander Financial Exchanges Limited acts as Offeror with respect to the £200,000,000.00 Guaranteed Perpetual Step-up Subordinated Notes issued by Santander Central Hispano Financial Services Limited and guaranteed by Banco Santander Central Hispano, S.A., with ISIN XS0131038522 and Banco Santander is acting as Offeror in respect of the remaining series of Securities.

The holders of the Securities can refer, or carry out the relevant formalities to the dispatching on their behalf (in the case that said owners are not participating entities in Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme) of the corresponding instructions of the tender offers (the Tender Offers) to the tender and information agent, Lucid Issuer Services Limited, as from August 22, 2012.

Tender Offers must specify the principal amount of the Securities of each offer and the price at which such Securities are tendered in the relevant offer. The price shall be specified by each relevant securityholder as a percentage to the principal amount of the relevant Securities tendered for purchase.

Tender Offers will be irrevocable unless in the events set out in the Tender Offer Memorandum, as defined below. In any case, said irrevocable instructions of Tender Offers should be received by the tender and information agent on or before 5:00 pm (CET) on 30 August, 2012.

The amount in cash that must be satisfied for each Security is equal to the sum of (i) the purchase price tendered by the relevant securityholder for purchase multiplied by the principal amount of the Securities which purchase is accepted, plus (ii) interests incurred and not paid since the immediately preceding interest payment date (included) until the date of settlement of the Tender Offers (date excluded) in relation to such Securities.

The terms of the Tender Offers and the procedure to make the Tender Offers are regulated in the tender offer memorandum dated 22 August 2012 (the Tender Offer Memorandum) which (subject to the offering and selling restrictions set out therein) is available upon request from, amongst others, the tender and information agent Lucid Issuer Services Limited. If securityholders need information on the Invitation, you can contact Lucid at santander@lucid-is.com / +44 (0) 207 704 0880, To the attention of: David Shilson / Sunjeeve Patel / Thomas Choquet.

The relevant Offeror has absolute discretion to decide to accept or not the Securities tendered for purchase, in accordance with the terms and conditions of the Tender Offer Memorandum.

Banco Santander, S.A. and Santander Financial Exchanges Limited will comply with the payment obligations derived from the Invitation, if any, with their own treasury.

The Offerors reserve the right to modify the terms and conditions of the Invitation as well as to extend, re-open or terminate the Invitation at any moment.

The Offerors will announce on 31 August, 2012 the final amount of the Tender Offers accepted from each series, if applicable. As of right now, the date of settlement of the Tender Offers will be 4 September, 2012 (the Settlement Date).

The rationale for the Invitation is to effectively manage the Group’s outstanding liabilities and to strengthen its balance sheet. The Offers are also designed to provide liquidity to the securityholders.

Boadilla del Monte (Madrid), 22 August 2012

SECURITIES

Issuer	Series	ISIN
Santander Finance Preferred, S.A. Unipersonal	Series 7 GBP 250,000,000.00	XS0307728146
Santander Finance Preferred, S.A. Unipersonal	Series 3 EUR 200,000,000.00	XS0202774245
Santander Finance Preferred, S.A. Unipersonal	Series 2 EUR 300,000,000.00	XS0202197694
Santander Finance Preferred, S.A. Unipersonal	Series 9 EUR 125,700,000.00	XS0441528600
Santander Finance Preferred, S.A. Unipersonal	Series 8 GBP 679,400,000.00	XS0441528949
Santander Central Hispano Financial Services Limited	GBP 200,000,000.00	XS0131038522
Santander Perpetual, S.A. Unipersonal.	Series 1 EUR 750,000,000.00	XS0206920141
Santander Issuances, S.A. Unipersonal	Series 13 EUR 1,500,000,000.00	XS0291652203
Santander Issuances, S.A. Unipersonal	Series 9 EUR 550,000,000.00	XS0261717416
Santander Issuances, S.A. Unipersonal	Series 10 GBP 300,000,000.00	XS0261787898
Santander Issuances, S.A. Unipersonal	Series 18 EUR 1,500,000,000.00	XS0327533617
Santander Issuances, S.A. Unipersonal	Series 19 GBP 800,000,000.00	XS0327310669
Santander Issuances, S.A. Unipersonal	Series 11 GBP 300,000,000.00	XS0284633327
Santander Issuances, S.A. Unipersonal	Series 5 EUR 500,000,000.00	XS0255291626
Santander Issuances, S.A. Unipersonal	Series 14 EUR 500,000,000.00	XS0301810262
Santander Issuances, S.A. Unipersonal	Series 23 EUR 449,250,000.00	XS0440402393
Santander Issuances, S.A. Unipersonal	Series 24 GBP 843,350,000.00	XS0440403797
Santander Issuances, S.A. Unipersonal	Series 16 EUR 102,000,000.00	XS0307566496
Santander Issuances, S.A. Unipersonal	Series 12 EUR 585,000,000.00	XS0285087192
Santander Issuances, S.A. Unipersonal	Series 15 EUR 114,000,000.00	XS0307473214
Santander Issuances, S.A. Unipersonal	Series 17 EUR 25,000,000.00	XS0309495959

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: August 22, 2012	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President